

August 30, 2022

Darryl Bond
Chief Financial Officer
Yext, Inc.
61 Ninth Avenue
New York, NY 10011

> **Re: Yext, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 18, 2022**
> **Form 10-Q for the Quarterly Period Ended April 30, 2022**
> **Filed June 9, 2022**
> **File No. 001-38056**

Dear Mr. Bond:

We have reviewed your August 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Form 10-Q for the Quarterly Period Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your response to prior comment 3 and it appears that disclosure of revenue by sales channel would provide useful context to supplement your disclosure of ARR by sales channel. Please revise your disclosures in future filings to present revenue by sales channel along with with ARR by sales channel in MD&A, or further explain why you believe this disclosure is not necessary.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ho Shin